                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              PRI Automation, Inc.
                   ------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 Par Value Per Share
                   ------------------------------------------
                         (Title of Class of Securities)


                                    69357H10
                   ------------------------------------------
                                 (CUSIP Number)


                                October 23, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

----------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

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 CUSIP NO.  69357H10                                             Page 2 of 8
-----------------------                                    ---------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Brooks Automation, Inc.
           I.R.S. Identification No.:  04-3040660
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [ ]
           Not Applicable.
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (See Item 3 below.)
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           State of Delaware
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                                         -0-
   NUMBER OF          ----------------------------------------------------------
    SHARES            8       SHARED VOTING POWER
 BENEFICIALLY                         1,257,194
   OWNED BY           ----------------------------------------------------------
     EACH             9       SOLE DISPOSITIVE POWER
   REPORTING                             -0-
    PERSON            ----------------------------------------------------------
     WITH             10      SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,257,194
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.9 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------



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-----------------------                                    ---------------------
 CUSIP NO.  69357H10                                             Page 3 of 8
-----------------------                                    ---------------------

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the shares of common stock, par value $0.01 per share ("PRI Common Stock"), of PRI Automation, Inc., a Massachusetts corporation ("PRI"). The principal executive offices of PRI are located at 805 Middlesex Turnpike, Billerica, MA 01821.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  NAME, PLACE OF ORGANIZATION, PRINCIPAL BUSINESS:

          This Schedule 13D is filed by Brooks Automation, Inc., a corporation organized under the laws of the State of Delaware ("Brooks").

          Brooks is a leading supplier of integrated tool and factory automation solutions for the global semiconductor manufacturing and related industries. Brooks' automation solutions are designed to optimize equipment and factory productivity. These solutions include tool automation modules, complete semiconductor wafer handling systems, factory interface solutions and automation software and integration services.

     (b)  ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE:

          The address of the principal business and principal executive office of Brooks is 15 Elizabeth Drive, Chelmsford, MA 01824.

     (c)  INFORMATION PROVIDED PURSUANT TO INSTRUCTION C:

          For information with respect to the identity and background of each director and executive officer of Brooks, see Schedule I attached hereto.

     (d)  NO CRIMINAL CONVICTIONS:

          During the past five years, neither Brooks nor, to Brooks' knowledge, any person identified in Schedule I to this Schedule 13D, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  NO CIVIL PROCEEDINGS:

          During the past five years, neither Brooks nor, to Brooks' knowledge, any person identified in Schedule I to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.


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 CUSIP NO.  69357H10                                             Page 4 of 8
-----------------------                                    ---------------------

     (f)  CITIZENSHIP:

          To the best of Brooks' knowledge, all persons identified in the attached Schedule I are citizens of the United States of America with the exception of Juergen Geissmann, who is a citizen of Germany.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Brooks, through its newly formed, wholly-owned subsidiary, Pontiac Acquisition Corp., a Massachusetts corporation ("Brooks Merger Sub"), agreed to acquire PRI by means of a merger (the "Merger") pursuant to the Agreement and Plan of Merger dated as of October 23, 2001 (the "Merger Agreement"), by and among Brooks, Brooks Merger Sub, and PRI, and subject to the conditions set forth therein. As an inducement for Brooks to enter into the Merger Agreement and in consideration thereof, each of certain directors and officers of PRI entered into a Voting Agreement and an Irrevocable Proxy (collectively, the "Voting Agreements") with Brooks. Pursuant to the Voting Agreements, Brooks was given the power to vote an aggregate total of 1,257,194 shares of PRI Common Stock owned by those officer and directors (the "Stockholders") in favor of the Merger Agreement and the Merger at the appropriate meeting(s) of the shareholders of PRI. A form of the Voting Agreements is filed herewith as Exhibit 99.1 and incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

          On October 23, 2001, Brooks, Brooks Merger Sub, and PRI entered into the Merger Agreement. Following the Merger, PRI will become a wholly owned subsidiary of Brooks. Pursuant to the Merger Agreement and subject to the terms and conditions contained therein, Brooks Merger Sub will merge with and into PRI, as a result of which holders of PRI Common Stock will receive 0.52 shares of Brooks' common stock for each share of PRI Common Stock outstanding at the time of the Merger.

          The Merger, which is expected to close in the first calendar quarter of 2002, is contingent upon the fulfillment of certain conditions in the Merger Agreement including, but not limited to, all required regulatory approvals, the approval of the Merger by the stockholders of PRI and the approval of the issuance of Brooks' common stock in the Merger by the stockholders of Brooks.

          In addition, the directors and certain executive officers of Brooks and of PRI have entered into Voting Agreements, agreeing to vote in favor of all actions related to the Merger. PRI has agreed not to solicit alternative takeover proposals. Upon the termination of the Merger Agreement following the occurrence of certain events enumerated in the Merger Agreement, PRI will pay a termination fee to Brooks equal to $14,000,000 plus expenses incurred by Brooks in connection with the transaction.

          Subject to stockholder approval, upon consummation of the Merger, Brooks will change its name to Brooks-PRI Automation, Inc., Brooks' board of directors will be increased from five to seven, and Mitchell
          G. Tyson, the President and Chief Executive Officer of PRI, and one other designee of PRI will be elected to fill the two new director positions.


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-----------------------                                    ---------------------
 CUSIP NO.  69357H10                                             Page 5 of 8
-----------------------                                    ---------------------


          The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and will be accounted for as a purchase transaction.

          Both Brooks and PRI have amended their respective stockholder rights plans to provide that the plans will not apply to the Merger.

          This description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement filed as Exhibit
          2.1 to the Form 8-K filed by Brooks on October 26, 2001, and incorporated herein by reference.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) As of October 23, 2001, the shares subject to the Voting Agreements consisted of 1,257,194 shares of PRI Common Stock, representing approximately 4.9% of the total number of issued and outstanding shares of PRI Common Stock on October 19, 2001. The 1,257,194 total excludes 442,170 shares subject to options that will vest within 60 days of the date of the Voting Agreements. The percentage of 4.9% is calculated based on 25,595,715 shares of PRI Common Stock outstanding as of October 19, 2001, as represented by PRI in the Merger Agreement.

               By virtue of the Voting Agreements, Brooks may be deemed to share voting power of the shares subject thereto with the Stockholders, since the Voting Agreements grant Brooks the power to vote those shares in favor of the Merger; however, Brooks is not entitled to any other rights as a stockholder of PRI with respect to the shares of PRI Common Stock covered by the Voting Agreements.

               Pursuant to Rule 13d-4 under the Act, Brooks hereby states that this Schedule 13D shall not be deemed as an admission that it is, for purposes of Section 13(d) of the Act, the beneficial owner of any equity securities of PRI.

     (c) Except as described in this Schedule 13D, there have been no transactions in the shares of PRI Common Stock effected by Brooks or, to the best of Brooks' knowledge, any person identified in
               Schedule I of this Schedule 13D, during the last sixty days.

     (d)       Not Applicable.

     (e)       Not Applicable.


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-----------------------                                    ---------------------
 CUSIP NO.  69357H10                                             Page 6 of 8
-----------------------                                    ---------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described in this Schedule 13D and to the best of Brooks' knowledge, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of PRI.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Form of Voting Agreement and Irrevocable Proxy between each of the Stockholders and Brooks.



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-----------------------                                    ---------------------
 CUSIP NO.  69357H10                                             Page 7 of 8
-----------------------                                    ---------------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Date:  November 2, 2001

                                        BROOKS AUTOMATION, INC.


                                        By: /s/ Ellen B. Richstone
                                            -----------------------------------
                                            Ellen B. Richstone
                                            Senior Vice President of Finance and
                                            Administration and Chief Financial
                                            Officer



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-----------------------                                    ---------------------
 CUSIP NO.  69357H10                                             Page 8 of 8
-----------------------                                    ---------------------



                                   SCHEDULE I

         A. EXECUTIVE OFFICERS AND DIRECTORS OF BROOKS AUTOMATION, INC.*


Name:                  Principal Occupation or Employment:
-----                  -----------------------------------

--------------------------------------------------------------------------------
Robert J. Therrien        Director, Chief Executive Officer, and President
--------------------------------------------------------------------------------
Ellen B. Richstone        Senior Vice President, Finance and Administration and
                          Chief Financial Officer
--------------------------------------------------------------------------------
Lynda M. Avallone         Vice President and Corporate Treasurer
--------------------------------------------------------------------------------
Steven E. Hebert          Corporate Controller
--------------------------------------------------------------------------------
Michael W. Pippins        Senior Vice President, Factory Interface Division
--------------------------------------------------------------------------------
Charles M. McKenna        Executive Vice President, Automation Systems Division
--------------------------------------------------------------------------------
Jeffrey A. Cassis         Vice President and General Manager, Factory Automation
                          Solutions
--------------------------------------------------------------------------------


*All individuals listed in the above table are employed by Brooks Automation, Inc. ("Brooks"). The address of Brooks' principal place of business is 15 Elizabeth Drive, Chelmsford, MA 01824.

  B. NON-EMPLOYEE MEMBERS OF THE BOARD OF DIRECTORS OF BROOKS AUTOMATION, INC.

                        Principal Occupation               Name and Address of
Name:                   Or Employment:                     Principal Employer:
-----                   --------------                     -------------------
Amin J. Khoury          Chairman and Chief Executive       B/E Aerospace
                        Officer                            1400 Corporate Center Way
                                                           Wellington, FL 33414

Roger D. Emerick        Retired                            624 Hillsborough Blvd.
                                                           Hillsborough, CA 94010 (Home)

Juergen Geissmann       President                          M+W Zander Holding GmbH
                                                           Lotterbergstr. 30
                                                           Stuttgart, Germany 70499

Joseph Martin           Executive Vice President and       Fairchild Semiconductor Corporation
                        Chief Financial Officer            82 Runninghill Road
                                                           South Portland, ME 04106


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